Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON MAY 31, 2023

Reference is made to the circular (the “Circular”) of Li Auto Inc. (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated April 24, 2023. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that at the AGM held on May 31, 2023, the Notice of which was given to the Shareholders on April 24, 2023, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2022 and the reports of the Directors and independent auditor thereon.	Class A ordinary Shares	651,956,307 (99.905964%)	613,652 (0.094036%)	652,569,959	652,569,959
		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,210,077,107 (99.985426%)	613,652 (0.014574%)	1,008,382,039	4,210,690,759
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2.	To re-elect Mr. Ma Donghui as an executive Director.	Class A ordinary Shares	562,921,060 (86.262893%)	89,643,489 (13.737107%)	652,564,549	652,564,549
		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,121,041,860 (97.871048%)	89,643,489 (2.128952%)	1,008,376,629	4,210,685,349
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
3.	To re-elect Mr. Li Xiang as an executive Director.	Class A ordinary Shares	457,626,307 (70.127259%)	194,939,206 (29.872741%)	652,565,513	652,565,513
		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,015,747,107 (95.370370%)	194,939,206 (4.629630%)	1,008,377,593	4,210,686,313
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4.	To re-elect Mr. Li Tie as an executive Director.	Class A ordinary Shares	562,614,958 (86.217095%)	89,941,191 (13.782905%)	652,556,149	652,556,149
		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,120,735,758 (97.863973%)	89,941,191 (2.136027%)	1,008,368,229	4,210,676,949
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To re-elect Mr. Zhao Hongqiang as an independent non-executive Director.	Class A ordinary Shares	516,407,402 (79.138543%)	136,128,499 (20.861457%)	652,535,901	652,535,901
		Class B ordinary Shares	355,812,080 (100.000000%)	0 (0.000000%)	355,812,080	355,812,080
		TOTAL NUMBER (CLASS A & CLASS B)	872,219,482 (86.499849%)	136,128,499 (13.500151%)	1,008,347,981	1,008,347,981
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
6.	To authorize the Board to fix the remuneration of the Directors of the Company.	Class A ordinary Shares	638,149,724 (97.797408%)	14,372,397 (2.202592%)	652,522,121	652,522,121
		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,196,270,524 (99.658665%)	14,372,397 (0.341335%)	1,008,334,201	4,210,642,921
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
7.	To grant a general mandate to the Directors to issue, allot and deal with additional Class A Ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution.	Class A ordinary Shares	407,999,860 (62.522412%)	244,565,913 (37.477588%)	652,565,773	652,565,773
		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	3,966,120,660 (94.191781%)	244,565,913 (5.808219%)	1,008,377,853	4,210,686,573
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
8.	To grant a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.	Class A ordinary Shares	648,726,553 (99.413192%)	3,829,248 (0.586808%)	652,555,801	652,555,801
		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,206,847,353 (99.909059%)	3,829,248 (0.090941%)	1,008,367,881	4,210,676,601
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
9.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares in the capital of the Company by the aggregate number of the shares repurchased by the Company.	Class A ordinary Shares	417,626,138 (63.998889%)	234,926,031 (36.001111%)	652,552,169	652,552,169
		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	3,975,746,938 (94.420701%)	234,926,031 (5.579299%)	1,008,364,249	4,210,672,969
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
10.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023.	Class A ordinary Shares	651,666,341 (99.862182%)	899,356 (0.137818%)	652,565,697	652,565,697
		Class B ordinary Shares	355,812,080 (100.000000%)	0 (0.000000%)	355,812,080	355,812,080
		TOTAL NUMBER (CLASS A & CLASS B)	1,007,478,421 (99.910812%)	899,356 (0.089188%)	1,008,377,777	1,008,377,777
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

SPECIAL RESOLUTION		NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
		FOR	AGAINST
11.

To approve the adoption of the sixth amended and restated memorandum and articles of association of the Company as the new memorandum and articles of association of the Company in substitution for, and to the exclusion of, the fifth amended and restated memorandum and articles of association of the Company with immediate effect after the close of the AGM, and any one Director be and is hereby authorised to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to implement the adoption of the sixth amended and restated memorandum and articles of association (the “New Memorandum and Articles of Association”).

	Class A ordinary Shares	652,085,643 (99.941477%)	381,846 (0.058523%)	652,467,489	652,467,489
	Class B ordinary Shares	355,812,080 (100.000000%)	0 (0.000000%)	355,812,080	355,812,080
	TOTAL NUMBER (CLASS A & CLASS B)	1,007,897,723 (99.962129%)	381,846 (0.037871%)	1,008,279,569	1,008,279,569
	The resolution has been duly passed as a special resolution with over three-fourths of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

Notes:

(a)	As at the date of the AGM, the total number of issued Shares was 2,084,577,974 Shares, comprising 1,728,765,894 Class A ordinary Shares and 355,812,080 Class B ordinary Shares.

(b)	Save as disclosed above, there was no Shareholder that was required to abstain from voting in respect of the resolutions at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(c)	Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions at the AGM was 2,084,577,974 Shares, comprising 1,728,765,894 Class A ordinary Shares and 355,812,080 Class B ordinary Shares as at the date of the AGM.

(d)	According to the Articles of Association, each Class A Share shall entitle its holder to one vote and each Class B Share shall entitle its holder to ten votes in respect of the resolutions numbered 1 to 4 and 6 to 9 on the proposed receipt and adoption of the audited consolidated financial statements, reports of Directors and independent auditor, the proposed re-election of executive Directors, the proposed authority for the Board to fix the remuneration of the Directors, the proposed Issuance Mandate (including the extended Issuance Mandate), and the proposed Repurchase Mandate contemplated thereunder. Each Class A Share and each Class B Share shall entitle its holder to one vote on a poll at the AGM in respect of the resolutions numbered 5, 10 and 11 on the proposed re-election of independent non-executive director, the proposed re-appointment of auditor, and the proposed adoption of the New Memorandum and Articles of Association.

(e)	The Company’s share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(f)	Mr. Xiang Li, Mr. Donghui Ma, Mr. Tie Li, executive directors, and Mr. Hongqiang Zhao, an independent non- executive director, have attended the AGM in person.

By order of the Board
Li Auto Inc. Xiang Li
Chairman

Hong Kong, May 31, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.